CORPORATE CONTROL & FINANCE
Hans H. van Barneveld
General Manager

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant,
Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, N.E.,
Washington, D.C. 20549, USA.

October 9, 2006

Subject
ING Groep N.V. Annual Report on Form 20-F for the
Fiscal Year Ended December 31, 2005 (File No. 001-14642)

By EDGAR, “CORRESP” Designation

Dear Mr. Rosenberg,

We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated September 27, 2006, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2005. As discussed with your colleague, Dana Hartz, we will be unable to respond to your comments within the ten business days requested in the letter, due to the time and coordination required to collect and analyze the relevant information to respond to the comments in full during a period when our financial reporting and accounting resources are normally devoted to the preparation of our third quarter interim report for the period ended September 30, 2006, which is scheduled to be released on November 9, 2006. Accordingly, we currently anticipate that we will be in a position to submit a response to the Staff’s comments by mid-November 2006.

On behalf of ING Groep N.V., I would like to thank you and your colleagues in advance for your understanding for this extension, and please do not hesitate to call me at (011) (31) 20-541-8510 or William Torchiana of Sullivan & Cromwell LLP at (011) (33) 1 7304-5890 if you have any questions regarding the above.

Very truly yours,

/s/ Hans H. van Barneveld

cc:	Dana Hartz
Joseph Roesler
(Securities and Exchange Commission)

Cees Maas
Koen de Waardt
Harm van de Meerendonk
Jos Koster
Marga van Dijk
Edwin van Dixhoorn
(ING Groep N.V.)

Jan Nooitgedagt
(Ernst & Young LLP)

William D. Torchiana
Joram M. Lietaert Peerbolte
(Sullivan & Cromwell LLP)